Exhibit 99.1

KUKE Music Regains Compliance with NYSE Continued Listing Standards

Beijing, Sept. 12, 2024 (GLOBE NEWSWIRE) -- Kuke Music Holding Limited (“Kuke” or the “Company”) (NYSE: KUKE), a leading classical music service platform in China, today announced that it received notification from the New York Stock Exchange (the “NYSE”) on September 10, 2024, confirming that the Company has been back in compliance with the NYSE’s quantitative continued listing standards. This decision came as a result of the Company’s achievement of compliance with the NYSE’s minimum market capitalization and shareholders’ equity requirement over the past two quarters.

As previously reported, on June 29, 2023, Kuke was notified by the NYSE that it was below compliance standards due to the Company’s average global market capitalization falling below $50 million over a consecutive 30 trading-day period and shareholders’ equity being less than $50 million.

Beginning with the opening of trading on September 11, 2024, the below compliance indicator will no longer be transmitted for the Company’s American depositary shares, and the Company will no longer be noted as being below continued listing standards on the NYSE’s website (www.nyse.com). In accordance with the NYSE’s Listed Company Manual, the Company will be subject to a 12-month monitor period, within which it will be reviewed to ensure its compliance with the NYSE’s continued listing standards.

About Kuke Music Holding Limited (NYSE: KUKE)

Kuke is a leading classical music service platform in China encompassing the entire value chain from content provision to music learning services, with approximately 3 million audio and video music tracks. By collaborating with its strategic global business partner Naxos, the largest independent classical music content provider in the world, the foundation of Kuke’s extensive classical music content library is its unparalleled access to more than 900 top-tier labels and record companies. Leveraging its market leadership in international copyrighted classical music content, Kuke provides highly scalable classical music licensing services to various online music platforms, and classical music subscription services to over 800 universities, libraries and other institutions across China. In addition, it has hosted Beijing Music Festival (“BMF”), the most renowned music festival in China, for 24 consecutive years. Through KUKEY, the Company’s proprietary smart music learning solutions, Kuke aims to democratize music learning via technological innovation, bring fascinating music content and professional music techniques to more students, and continuously improve the efficiency and penetration of music learning in China. For more information about Kuke, please visit https://ir.kuke.com/.

Forward-looking Statements

This announcement contains forward looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Statements that are not historical facts, including but not limited to statements about Kuke’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including those in Kuke’s registration statement filed with the Securities and Exchange Commission. Further information regarding these and other risks is included in Kuke’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Kuke undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Kuke Music Holding Limited
Investor Relations
Email: ir@kuke.com